Exhibit 99.1

ASSURANT TO ACQUIRE THE WARRANTY GROUP IN TRANSACTION

VALUED AT $2.5 BILLION

•	Creates a leading global lifestyle provider with significant synergies, economies of scale and highly diversified earnings stream

•	Accelerates strategy to capitalize on trends within Assurant’s expanding lifestyle business

•	Deepens footprint and product offerings in key international markets

•	Modestly accretive to operating earnings per share in 2018 on a run-rate basis

NEW YORK and CHICAGO – Oct. 18, 2017 – Assurant, Inc. (NYSE: AIZ), a premier global provider of risk management solutions, and The Warranty Group, a leading global provider of protection plans and related programs, and a portfolio company of TPG Capital, today announced that they have entered into a definitive agreement to combine operations, with Assurant shareholders retaining majority ownership of the combined company. The transaction is valued at approximately $2.5 billion and is expected to close in the first half of 2018, subject to shareholder and regulatory approvals, and other customary closing conditions.

The transaction will significantly advance Assurant’s strategy in the global lifestyle market with an attractive product and client portfolio, diversified growth profile and a deeper global footprint. With annualized revenue greater than $1 billion as of June 30, 2017,1 The Warranty Group will enhance Assurant’s scale and market presence in its vehicle protection, extended service contracts and financial services businesses across 35 countries. The resulting geographic footprint also will provide resources to accelerate Assurant’s mobile strategy in key markets such as Asia-Pacific. The Warranty Group’s U.S. vehicle protection business also brings new client partnerships and distribution channels including dealer networks and national accounts, and positions Assurant to capitalize on emerging trends in the auto market such as digital auto retailers.

“Assurant’s acquisition of The Warranty Group advances our position as a leading global provider in the vehicle protection business and aligns well with our lifestyle market growth strategy helping consumers protect their appliances, autos, mobile devices, and electronics,” said Assurant President and Chief Executive Officer Alan Colberg. “Together, we believe we can deepen our global footprint and accelerate profitable growth in key markets already on Assurant’s strategic roadmap, while realizing substantial operating synergies, generating more diversified and predictable earnings and furthering product innovation on a global scale.”

Nelson Chai, The Warranty Group’s President and Chief Executive Officer, said, “This transaction brings together two businesses with highly aligned expertise in markets across the world. We believe this combination enhances our ability to offer best-in-class products and services in addition to providing new opportunities to our clients, partners, employees and other key stakeholders.”

[1]	Amount is based on The Warranty Group policy of reporting a portion of its revenue net of certain costs; the presentation for the combined company will be revised to conform to Assurant’s policy of reporting revenue on a gross basis with an offset to expenses.

Eric Leathers, Partner at TPG Capital, said, “This strategic partnership is an outstanding outcome for both Assurant and The Warranty Group, positioning the combined company for continued success. Since acquiring The Warranty Group, we have supported the company’s management team as they have expanded their global service contract business by pursuing attractive pathways for growth. This combination builds on these initiatives, and we at TPG are excited by the future value creation that will stem from this.”

STRUCTURE AND FINANCIAL HIGHLIGHTS

The transaction values The Warranty Group at $1.9 billion in equity value, or $2.5 billion of enterprise value, including their existing debt. Under the transaction agreement, Assurant, Inc. will become a wholly owned subsidiary of TWG Holdings Limited, whose name will be changed to Assurant Ltd. Assurant shareholders will own approximately 77 percent of the combined entity as existing Assurant, Inc. shares are converted into shares of Assurant Ltd. on a one-for-one basis. TPG and its affiliates will own the remaining 23 percent, equal in value to 16 million Assurant shares, or approximately $1.5 billion at yesterday’s closing price. Assurant will also pay approximately $372 million in cash to TPG.

Upon closing, Assurant Ltd. shares will trade on the New York Stock Exchange under the ticker symbol AIZ. The senior management team of Assurant will lead the combined organization.

Assurant intends to finance the cash consideration and repayment of approximately $591 million of The Warranty Group’s existing debt through new debt, and preferred securities expected to be issued after closing. Assurant has entered into a commitment letter for a $1.0 billion bridge facility.

The transaction is expected to be modestly accretive to Assurant’s 2018 operating earnings per share on a run-rate basis. By the end of 2019, Assurant expects to generate $60 million of pre-tax operating synergies by optimizing global operations.

The transaction will be taxable to Assurant’s shareholders in the U.S. and certain other jurisdictions.

GOVERNANCE

Upon close, Assurant Ltd.’s board will be composed of 15 directors, including Assurant’s 12 current directors and Nelson Chai, The Warranty Group’s President and Chief Executive Officer, Eric Leathers, Partner at TPG Capital and Peter McGoohan, Principal at TPG Capital.

CONFERENCE CALL AND WEBCAST DETAILS

Assurant will host a conference call and webcast today at 8:00 a.m. Eastern Time (U.S.) to discuss the transaction. The live webcast and investor presentation will be accessible in the Investor Relations section of Assurant’s website. An archived replay also will be available shortly after the event for those unable to listen to the live broadcast.

ADVISORS

Morgan Stanley & Co. LLC is serving as financial advisor to Assurant, with Willkie Farr & Gallagher LLP serving as legal advisor.

UBS Investment Bank is serving as financial advisor to The Warranty Group, with Skadden, Arps, Slate, Meagher & Flom LLP serving as legal advisor.

About Assurant

Assurant (NYSE:AIZ) is a global leader in risk management solutions, helping protect where people live and the goods they buy. Millions of consumers count on Assurant’s innovative products, services and support for major purchases like homes, cars, appliances, mobile devices and funerals. Assurant partners with leading companies that make, sell or finance those purchases to take great care of their customers and help their business grow. A member of the Fortune 500, Assurant has a market presence in 16 countries worldwide. As of June 30, 2017, the company had $30 billion in assets and $6 billion in annualized revenue. Learn more at assurant.com or follow us on Twitter @AssurantNews.

Media Contact:

Linda Recupero

Assurant

212.859.7005

linda.recupero@assurant.com

Investor Relations Contacts:

Suzanne Shepherd

Assurant

212.859.7062

suzanne.shepherd@assurant.com

Sean Moshier

Assurant

212.859.5831

sean.moshier@assurant.com

About The Warranty Group

With more than 50 years of industry leadership, The Warranty Group is one of the world’s premier global providers of warranty solutions and related benefits, with operations in more than 35 countries and over 1,600 employees. With Virginia Surety Company and London General Insurance as our wholly-owned insurance companies, The Warranty Group is a single-source solution that provides underwriting, claims administration, and marketing expertise to some of the world’s leading manufacturers, distributors, and retailers of consumer goods including automobiles, homes, consumer appliances, electronics, and furniture, as well as specialty insurance products and services for financial institutions. For more information, visit www.thewarrantygroup.com.

Media Contact:

Margaret Nagle

The Warranty Group

312.356.3010

Margaret.nagle@thewarrantygroup.com

About TPG

TPG is a leading global alternative asset firm founded in 1992 with more than $73 billion of assets under management and offices in Austin, Beijing, Boston, Dallas, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul, and Singapore. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth venture, real estate, credit, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. For more information, visit www.tpg.com.

Media Contact:

Luke Barrett

TPG

212.601.4752

lbarrett@tpg.com

Cautionary Statement

Some of the statements included in this press release, in particular with respect to the proposed transaction, the benefits and synergies of the transaction, including operating synergies, future opportunities for the combined company and any statements regarding the combined company’s future results, financial condition and operations, anticipated business levels and offerings, planned activities, anticipated growth, market presence and opportunities, strategies, competition and other expectation, targets and financial metrics for future periods, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Neither Assurant nor The Warranty Group undertakes any obligation to update any forward-looking statements in this press release as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect Assurant’s results, please refer to the risk factors identified in Assurant’s annual and periodic reports filed with the U.S. Securities and Exchange Commission (SEC).

Additional Information About the Proposed Transaction

This press release relates to a proposed transaction between Assurant and The Warranty Group that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the SEC that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or The Warranty Group may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or on the Investor Relations section of Assurant’s website as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.